As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from                      to

Commission File
No. 333 — 94451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Polaris 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 27, 2008

Polaris 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Non-interest-bearing cash	$—	$456
Investments, at fair value	231,477,464	213,546,957
Accrued income receivable	489	411

Total assets	231,477,953	213,547,824

Liabilities
Benefit claims payable	5,722	—

Total liabilities	5,722	—

Net assets available for benefits, at fair value	231,472,231	213,547,824
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	402,866	—

Net assets available for benefits	$231,875,097	$213,547,824

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Net assets available for benefits, beginning of year	$213,547,824	$192,670,515

Contributions:
Employer	6,751,674	6,867,202
Employee	10,398,607	10,382,203
Rollover	388,484	581,585

Total contributions	17,538,765	17,830,990

Transfers in from ESOP (Note 7)	3,868,909	—

Investment gain:
Interest and dividend income	16,958,384	10,619,715
Net realized and unrealized gain (loss) in fair value of investments:
Polaris Industries common stock	219,387	(147,037)
Registered investment companies	1,673,649	10,220,252

Total investment gain	18,851,420	20,692,930

Distributions to participants	(21,889,244)	(17,601,267)
Administrative expenses	(42,577)	(45,344)

Net increase	18,327,273	20,877,309

Net assets available for benefits, end of year	$231,875,097	$213,547,824

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and its U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Operations
Certain administrative costs totaling $16,325 and $26,500 for the plan years ended December 31, 2007 and 2006, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees.
Plan Administration
The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts
Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation or $15,500, as defined in the Plan) to their account balances.
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated pro rata based on participants’ account balances.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their pretax and employer contributions, including actual investment earnings thereon.
Participant Loans
Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 6% to 11.5% as of December 31, 2007.
Distributions to Participants
Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.
Plan Amendment and Termination
The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.
2. Significant Accounting Policies and Procedures
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures (continued)
Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Shares of registered investment companies and the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the Fidelity Managed Income Portfolio. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information updated by the issuer of common collective trust at year end. The contract value of the Fidelity Managed Income Portfolio represents contribution plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The investment options of the Plan at December 31, 2007 and 2006 consist of deposits with 20 funds for 2007 and 18 funds for 2006 managed by the Trustee, 6 externally managed funds for 2007 and 2006, and the Polaris stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the Internet.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2007	2006

Neuberger Berman Genesis Trust	$41,372,992	$36,138,797
Fidelity Managed Income Portfolio:
Contract Value	37,473,541	36,934,199
Fair Value	37,070,675	36,934,199
Spartan U.S. Equity Fund	33,544,237	33,391,863
Fidelity Dividend Growth Fund	25,251,286	27,085,440
Fidelity Diversified International Fund	23,677,459	19,144,506
Fidelity Puritan Fund	18,251,016	18,076,734
4. Tax Status
The Plan has received a determination letter from the IRS dated August 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Party-in-Interest Transactions
The Plan invests in Fidelity funds and the Company’s stock. These transactions qualify as exempt party-in-interest transactions. The fair value of the Company’s common stock was $3,693,863 and $3,350,218 at December 31, 2007 and 2006, respectively.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.
7. Transfers in From ESOP
Effective January 1, 2007, the Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allowed participants to diversify part of their ESOP account via transfer into the Plan, if they had at least ten years of service and met certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the year ended December 31, 2007, was $3,868,909.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Employer Identification Number 41-1857431
Plan Number: 001
December 31, 2007

Description	Investment Type	Current Value

Neuberger Berman Genesis Trust	Mutual Fund	$41,372,992
Fidelity Managed Income Portfolio*	Common/Collective Trust	37,070,675
Spartan U.S. Equity Fund	Mutual Fund	33,544,237
Fidelity Dividend Growth Fund*	Mutual Fund	25,251,286
Fidelity Diversified International Fund*	Mutual Fund	23,677,459
Fidelity Puritan Fund*	Mutual Fund	18,251,016
Fidelity Growth Company Fund*	Mutual Fund	8,466,238
PIMCO Total Return Fund	Mutual Fund	5,438,451
Fidelity Freedom 2020 Fund*	Mutual Fund	3,770,704
Polaris Industries Inc. common stock*	Common Stock	3,693,863
Fidelity Freedom 2030 Fund*	Mutual Fund	3,544,504
Franklin Small Cap Growth Fund	Mutual Fund	2,517,213
Fidelity Freedom 2040 Fund*	Mutual Fund	2,483,924
Fidelity Equity Income*	Mutual Fund	2,448,584
Oakmark Select I	Mutual Fund	2,429,811
Fidelity Freedom 2010 Fund*	Mutual Fund	2,137,276
Fidelity Value Fund*	Mutual Fund	1,734,022
Fidelity Freedom 2015 Fund*	Mutual Fund	1,478,458
Dreyfus Mid Cap Index	Mutual Fund	1,333,086
Fidelity Freedom 2025 Fund*	Mutual Fund	954,499
Dreyfus Small Cap Stock	Mutual Fund	863,183
Fidelity Freedom 2035 Fund*	Mutual Fund	348,187
Fidelity Freedom 2005 Fund*	Mutual Fund	335,701
Fidelity Freedom 2000 Fund*	Mutual Fund	127,412
Fidelity Freedom Income Fund*	Mutual Fund	116,050
Interest-bearing cash	Cash	104,652
Fidelity Freedom 2050 Fund*	Mutual Fund	87,018
Fidelity Freedom 2045 Fund*	Mutual Fund	42,370

		223,622,871

Participant loans, with interest rates ranging from 6% to 11.5%, maturing through September 1, 2017*		7,854,593

Total investments		$231,477,464

*	Denotes party in interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement Committee as Plan Administrator

/s/ John B. Corness

John B. Corness

/s/ Shannon K. Knotts

Shannon K. Knotts

/s/ Michael W. Malone

Michael W. Malone

/s/ Mary P. McConnell

Mary P. McConnell

/s/ Michael J. Vanyo

Michael J. Vanyo

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically